Exhibit 99.1

IPERIONX LIMITED
ABN 84 618 935 372

Interim Financial Report

for the Six Months Ended

December 31, 2022

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1030 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Corporate Directory
DIRECTORS
Mr. Todd Hannigan – Executive Chairman
Mr. Anastasios Arima – CEO & Managing Director
Ms. Lorraine Martin – Independent Non-Executive Director
Mr. Vaughn Taylor – Independent Non-Executive Director
Ms. Melissa Waller – Independent Non-Executive Director
Ms. Beverly Wyse – Independent Non-Executive Director

COMPANY SECRETARY
Mr Gregory Swan
OFFICES
North Carolina
129 W Trade Street, Suite 1405
Charlotte, NC 28202, UNITED STATES
Tennessee
279 West Main Street
Camden, TN 38320, UNITED STATES
Virginia
1030 Confroy Drive
South Boston, VA 24592, UNITED STATES
Utah
1782 W 2300 S
West Valley City, UT 84119, UNITED STATES
Registered office
28 The Esplanade, Level 9
Perth, WA 6000, AUSTRALIA

WEBSITE
www.iperionx.com
STOCK EXCHANGE LISTINGS
Nasdaq Capital Market:
American depositary shares (NASDAQ: IPX)
Australian Securities Exchange:
Fully paid ordinary shares (ASX: IPX)
SHARE REGISTRY
Automic Pty Ltd
T: 1300 288 664 (within Australia)
T: +61 2 9698 5414 (international)
LAWYERS
United States
Gibson, Dunn & Crutcher
Johnston Allison & Hord
Australia
Thomson Geer Lawyers
AUDITOR
PricewaterhouseCoopers

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	i

Directors' Report
The Directors of IperionX Limited (“IperionX” or “Company”) present their report on IperionX and the entities it controlled (“Consolidated Entity” or “Group”) during the interim six-month period ended December 31, 2022.

DIRECTORS

The names of the Directors of IperionX in office during the interim period and until the date of this report are:
Mr. Todd Hannigan	Executive Chairman
Mr. Anastasios Arima	Chief Executive Officer & Managing Director
Ms. Lorraine Martin	Independent Non-Executive Director
Mr. Vaughn Taylor	Independent Non-Executive Director
Ms. Melissa Waller	Independent Non-Executive Director
Ms. Beverly Wyse	Independent Non-Executive Director

Unless otherwise shown, all Directors were in office from the beginning of the interim period until the date of this report.

OPERATING AND FINANCIAL REVIEW
Overview

IperionX aims to be a leading developer of sustainable critical mineral and critical material supply chains in the United States, a mission we believe is important for the global transition towards a circular, low-carbon, resource efficient green economy. We aim to achieve this mission through a multi-pronged strategy comprising a variety of technology, integration, and sustainability focused initiatives.

Metals Technologies

IperionX aims to commercialize a series of patented titanium manufacturing technologies (the “Technologies”) that have the potential to reduce the cost and carbon emissions of titanium production relative to what is commercially available today. With these Technologies, which we do not currently own but hold an exclusive option to acquire, we plan to enable the widespread use of titanium and possibly displace metals like steel and aluminum which have lower strength-to-weight ratios, inferior corrosion resistance and likely higher net-carbon emissions.

IperionX holds an exclusive option to acquire certain assets (including intellectual property rights) of Blacksand Technology, LLC (“Blacksand”), which holds the rights to commercialize the Technologies to produce metal products from titanium and/or titanium alloys. The Technologies were invented by Dr. Zhigang Zak Fang at the University of Utah with support from the Advanced Research Programs Agency – Energy (“ARPA-E”) within the Department of Energy (“DOE”). The partnership between Dr. Fang and ARPA-E focused largely on reducing vehicle weight through the use of titanium in place of steel, to reduce energy consumption and emissions in the transportation sector.

The Technologies have successfully produced titanium at a pilot scale level and have shown the potential to be applied to other critical minerals as well.

The Technologies offer IperionX the potential to produce U.S.-sourced, low-carbon titanium metal products at reduced cost and carbon emissions relative to what is commercially available today with higher strength-to-weight ratios and superior corrosion resistance. Such titanium is potentially substitutable for stainless steel and aluminum in a wide variety of applications.

The Technologies can utilize not only raw titanium minerals, but also titanium metal scrap as feedstock, allowing for a circular titanium process. These Technologies may also be applied to other metals including rare earth elements and zirconium. The Company has secured a prospective source of feedstock for these metals via its wholly owned critical minerals project in Tennessee.
IperionX Limited Financial Report for the Six Months Ended December 31, 2022	1

Directors' Report (continued)
OPERATING AND FINANCIAL REVIEW (continued)

Critical Minerals

We aim to vertically integrate these Technologies with sustainable, resource-efficient material feedstocks, to develop a U.S. based titanium and critical mineral supply chain.

Vertical integration and supply chain transparency are key components to IperionX’s strategy, and we aim to achieve this through the development of IperionX’s 100% interest in the Titan Project in Tennessee, United States (the “Titan Project”). The Titan Project represents a potential source of high-quality mineral feedstock for the Technologies, to supplement scrap titanium metal feedstocks.

The Titan Project forms part of a large-scale critical mineralization trend in the physiographical area of the United States known as the Mississippi embayment that contains significant potential for critical materials including titanium, zirconium, and rare earth elements. We believe that vertical integration with U.S.-based resource operations would be a major competitive advantage for IperionX, providing a potential source of critical mineral feedstock.

In June 2022, IperionX announced the results of a Scoping Study on the Titan Project, demonstrating the potential for this asset to be a sustainable, low-cost producer of critical minerals which is forecast to generate strong free cashflow over multiple decades.

Using any potential future mineral feedstock from the Titan Project, if developed, is likely to be a strategic advantage for IperionX, but the commercial success of the Technologies is not reliant upon commercial success at the Titan Project.

Sustainability

We believe the global transition towards the green economy could drive significant increased demand for sustainable critical minerals and advanced metals.

In particular, we believe high demand could arise for those minerals and metals needed for the drive to achieve decarbonization via electrification, especially those that enable advanced technologies including titanium and rare earth elements. We believe that these raw materials have historically been produced without a focus on environmental sustainability, resource scarcity, or social equity. Through the Technologies, the development of a circular and sustainable titanium metal supply chain could be made possible for the first time.

IperionX’s efforts to develop the Titan Project (and any future critical mineral operations) will focus on environmental sustainability and improving the well-being of the surrounding communities, setting the standard for future development of similar critical mineral projects.

IperionX’s strategy, if successful, could allow for the substitution of titanium metal in structural applications providing for closed-loop recyclability, longer product lifetimes and increased product reusability. Together with the integration of the Titan Project, IperionX’s strategy aims to re-shore a fully integrated mineral-to-metal U.S. titanium supply chain in accordance with sustainable best practices.

The result would be the creation of a domestic U.S. circular titanium metal supply chain that would have a focus on environmental sustainability and social equity whilst also providing sustainable, low-carbon valuable critical minerals including rare earth elements.

Why Titanium?

Titanium is a strong, lightweight metal with ideal properties for broad applications in defense, aerospace, space exploration, transportation and electric vehicles, unmanned vehicles, and many other advanced manufacturing applications.

We believe the global transition towards the green economy could drive significant increased demand for critical materials. This is especially true of those needed to decarbonize and electrify the global economy and enable advanced technologies, like titanium and rare earth elements. These raw materials have historically been produced without a heavy focus on environmental sustainability, resource scarcity, or social equity.
IperionX Limited Financial Report for the Six Months Ended December 31, 2022	2

Directors' Report (continued)
OPERATING AND FINANCIAL REVIEW (continued)

Why Titanium? (continued)

We believe titanium has the potential to be a key green economy enabling critical material via its substitution for stainless steel and aluminum. In our opinion, the use of stainless steel or aluminum as structural metals, whether it be for the structural components in an electric vehicle battery pack, case components in consumer electronic devices, or the mounting structures in solar arrays, will increase with the transition to a green economy. We believe the existing production of these metals results in significant global carbon emissions which must be addressed to transition to net-zero economy.

We believe titanium is a superior metal to stainless steel and aluminum in many applications due to its combined superior properties including high strength-to-weight ratio and excellent corrosion resistance. In our opinion, only titanium’s historically high production cost has held it back from being widely used in place of stainless steel and aluminum.

Titanium metal manufacturing capacity in the U.S. from titanium minerals is almost non-existent. As of 2021, the current U.S. titanium metal demand from the aerospace, medical, space and defense sectors is heavily reliant on international supply chains. We believe these supply chains are not only environmentally and socially unsustainable but could also be a threat to U.S. national security given the reliance on imported titanium feedstocks for use within the U.S. defense sector.

The Technologies have the potential to create a cost-competitive production of low-carbon titanium via scrap-to-metal and mineral-to-metal manufacturing processes within the United States that has a focus on recyclability, environmental sustainability and social equity with the ultimate aim of allowing for the proliferation of titanium use across industries.
Highlights

Highlights during and subsequent to the end of the financial period were as follows:

IperionX wins U.S. Air Force titanium recycling challenge

◾	Subsequent to the end of the financial period, IperionX won the Air Force Research Laboratory (“AFRL”) Grand Challenge, hosted by the National Security Innovation Network.

◾
The AFRL Grand Challenge involved selecting the most commercially promising technology for producing titanium metal powders from scrap titanium and rejuvenating out-of-spec titanium powders for use in additive manufacturing.

◾
Additive  manufacturing, or 3D printing, is an important developing technology for the U.S. Air Force to manufacture novel and complex geometry titanium alloy parts, including for aerospace and hypersonic missile applications.

IperionX and Panerai partner to develop sustainable titanium watches

◾
During the financial period, IperionX and Panerai, a division of Compagnie Financière Richemont SA (SWX:CFR) (market capitalization of US$80 billion at March 1, 2023), signed a partnership agreement to produce luxury, sustainable, Panerai watches using IperionX's low carbon titanium.

◾	During the financial period, Panerai placed its first purchase order for ‘production series’ titanium watch cases to be additively manufactured using IperionX’s low carbon, circular titanium.

◾
Panerai recently completed testing on the IperionX prototype titanium watch cases and will produce a limited edition run of several hundred watch case blanks. The production series titanium watch cases are being additively manufactured using IperionX’s low carbon, circular titanium powders.

◾	IperionX provides the only commercially available circular, low-carbon titanium production process that uses 100% recycled titanium as a feedstock.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	3

Directors' Report (continued)
OPERATING AND FINANCIAL REVIEW (continued)
Highlights (continued)

Titanium Demonstration Facility – Halifax County Virginia

◾
During the financial period, IperionX selected Halifax County, Virginia, as the preferred location for the development of its first commercial scale 100% recycled, low carbon titanium metal powder operation.

◾
The planned Titanium Demonstration Facility will use 100% recycled titanium metal scrap as raw material feedstock and is an important step in advancing IperionX’s plans to re-shore an all-American source of low carbon titanium metal.

◾
The ready-made building at the Southern Virginia Technology Park, near South Boston, provides IperionX with a location to scale up its low carbon titanium metal production, with direct access to major highways, high quality infrastructure and access to renewable power.

Titan mineral project technical studies

◾
During the financial period, IperionX continued to progress exploration and technical studies the Titan Project in West Tennessee, including pre-feasibility development work, feasibility study level metallurgical test work and initial permitting investigations.

◾
IperionX holds a 100% interest in the critical minerals Titan Project, which has the largest mineral resource reported in accordance with the JORC Code (2012 Edition) of titanium, rare earth and zircon rich mineral sands in the United States.

IperionX produces the first titanium metal made from Tennessee minerals

◾
During the financial period, IperionX successfully applied the Technologies to produce the first low-carbon spherical titanium, aluminum and vanadium alloy (“Ti-6Al-4V” or “Ti64”) powder using titanium minerals from Tennessee as feedstock.

◾
Testing confirmed that IperionX’s Ti64 powder meets important Grade 5 quality specifications, which accounts for approximately 50% of global titanium metal use, including in aerospace turbines, structures and engine components.

◾
We believe the Technologies have the potential to significantly lower the energy consumption, costs and carbon emissions versus the incumbent Kroll process used to create titanium metal sponge and then refined into titanium alloys.

IperionX successfully develops low carbon titanium enrichment process

◾
During the financial period, Blacksand successfully developed an innovative low carbon titanium mineral enrichment technology that upgrades lower content titanium dioxide ilmenite minerals into a high titanium synthetic rutile product.

◾
This low carbon synthetic rutile product has been tested and evaluated by customers, which confirmed the potential to produce a high-quality, high grade titanium feedstock with scope to be a more sustainable product than other upgraded titanium feedstocks, including titanium slag.

◾
The patented low carbon titanium enrichment process eliminates the use of carbon reductants, including coal, which are typically used to upgrade low grade titanium feedstocks into high value, high grade titanium feedstocks.

◾
IperionX aims to commercialize this low carbon, high grade titanium synthetic rutile product and has commenced feasibility studies for a synthetic rutile production pilot plant at the Titan Project in Tennessee.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	4

Directors' Report (continued)
OPERATING AND FINANCIAL REVIEW (continued)
Highlights (continued)

IperionX and Oak Ridge National Laboratory technical collaboration

◾
During the financial period, IperionX and Oak Ridge National Laboratory agreed to collaborate to develop low-cost titanium alloys for additive manufacturing (3D printing) using IperionX’s titanium metal powders.

◾
A U.S. Department of Energy approved User Agreement was executed to advance work between Oak Ridge National Laboratory and IperionX at their Manufacturing Demonstration Facility, a 110,000 square foot user facility that is the nation’s only large-scale open-access facility for demonstrating R&D manufacturing technologies and optimizing critical processes.

Corporate

◾
During the financial period, IperionX completed a private placement of 30 million shares at an issue price of A$0.80 per share to institutional, sophisticated and professional investors to raise gross proceeds of A$24,000,000 (US$16,117,800) before costs. The Placement was led by cornerstone investors B. Riley Principal Investments, a wholly owned subsidiary of B. Riley Financial, Inc., and Fidelity International Ltd, a global asset manager.

◾
During the financial period, IperionX extended its purchase and license option agreements over the Technologies from Blacksand. The Technologies represent the only commercially available 100% fully circular, low-carbon titanium production process. The revised agreement extends the option expiry date until December 31, 2024 and retains the option to acquire the Technologies including HAMR, GSD, low carbon synthetic rutile, titanium alloying, zirconium metal and rare earth recycling.

◾
During the financial period, IperionX appointed Toby Symonds as President of IperionX. Mr. Symonds has worked with IperionX since 2021, first as an advisory board member and then as Chief Strategy Officer. He is a highly experienced executive with more than 30 years of experience across a range of senior roles in operations, sales, strategy, finance and asset management.

Operating Results

The Consolidated Entity’s net loss after tax for the six months ended December 31, 2022 was US$8,754,077 (December 31, 2021: US$10,562,155). This loss is partly attributable to:

(a)
exploration and evaluation expense of US$1,517,474 (December 31, 2021: US$2,734,807), which is attributable to the Group’s accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest; and

(b)
equity settled share-based payment expenses of US$1,566,231 (December 31, 2021: US$4,764,135) which is attributable to expensing the value (estimated using an option pricing model) of incentive securities granted to key employees, consultants and advisors. The value is measured at grant date and recognised over the period during which the option holders become unconditionally entitled to the options.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	5

Directors' Report (continued)
OPERATING AND FINANCIAL REVIEW (continued)

Operating Results (continued)

The ongoing operation of the Group remains dependent upon raising further additional funding from shareholders or other parties. In light of the future expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium metal technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s exploration, appraisal, and pilot activities are ultimately successful, additional funds will be required to develop the Group’s titanium metal technologies and exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and pilot activities or relinquish rights to certain of its interests.

As a result of these matters, there is a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Directors are confident that the Group will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate.

SIGNIFICANT POST BALANCE DATE EVENTS

(a)
On January 18, 2023, IperionX announced that it was the winner of the U.S. Department of Defense’s National Security Innovation Network (“NSIN”) Air Force Research Laboratory (“AFRL”) Grand Challenge contract. The winner of the Grand Challenge is eligible for a contract award up to US$500,000 across four phases.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.

AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 8.

Signed in accordance with a resolution of Directors.

ANASTASIOS (TASO) ARIMA
CEO & Managing Director

March 14, 2023
IperionX Limited Financial Report for the Six Months Ended December 31, 2022	6

Auditor's Independence Declaration

Auditor’s Independence Declaration

As lead auditor for the review of IperionX Limited for the half-year ended 31 December 2022, I declare that to the best of my knowledge and belief, there have been:

(a)     no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)     no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of IperionX Limited and the entities it controlled during the period.

Craig Heatley	Perth
Partner PricewaterhouseCoopers	14 March 2023

PricewaterhouseCoopers, ABN 52 780 433 757
Brookfield Place, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840
T: +61 8 9238 3000, F: +61 8 9238 3999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	7

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

	Note	Six Months Ended December 31, 2022 US$	Six Months Ended December 31, 2021 US$

Continuing operations
Exploration and evaluation expenses		(1,517,474)	(2,734,807)
Research and development costs		(2,099,309)	(696,715)
Corporate and administrative expenses		(2,161,671)	(998,378)
Business development expenses		(1,333,073)	(1,501,724)
Share-based payment expense		(1,566,231)	(4,764,135)
Finance income		198,282	157,435
Finance costs		(30,717)	(23,831)
Other income and expenses		(243,884)	-
Loss before income tax		(8,754,077)	(10,562,155)
Income tax expense		-	-
Loss for the period		(8,754,077)	(10,562,155)
Loss attributable to members of IperionX Limited		(8,754,077)	(10,562,155)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(102,645)	(232,068)
Other comprehensive loss for the period, net of tax		(102,645)	(232,068)
Total comprehensive loss for the period		(8,856,722)	(10,794,223)
Total comprehensive loss attributable to members of IperionX Limited		(8,856,722)	(10,794,223)

Loss per share
Basic and diluted loss per share (US$ per share)		(0.06)	(0.08)

The above Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.
IperionX Limited Financial Report for the Six Months Ended December 31, 2022	8

Condensed Consolidated Statement of Financial Position AS AT DECEMBER 31, 2022

	Note	December 31, 2022 US$	June 30, 2022 US$

ASSETS
Current Assets
Cash and cash equivalents		11,438,526	5,672,551
Trade and other receivables		84,477	22,540
Prepayments		255,149	144,183
Total Current Assets		11,778,152	5,839,274

Non-Current Assets
Exploration and evaluation assets	4	2,849,429	2,431,229
Property, plant and equipment	5	3,369,099	1,387,986
Financial assets		-	250,000
Total Non-Current Assets		6,218,528	4,069,215
TOTAL ASSETS		17,996,680	9,908,489

LIABILITIES
Current Liabilities
Trade and other payables	6	1,468,271	1,899,348
Loans and borrowings	7	363,860	134,247
Provisions		-	46,392
Total Current Liabilities		1,832,131	2,079,987

Non-Current Liabilities
Loans and borrowings	7	788,591	408,783
Total Non-Current Liabilities		788,591	408,783
TOTAL LIABILITIES		2,620,722	2,488,770

NET ASSETS		15,375,958	7,419,719

EQUITY
Contributed equity	8	44,914,632	29,782,268
Reserves	9	13,967,477	12,389,525
Accumulated losses		(43,506,151)	(34,752,074)
TOTAL EQUITY		15,375,958	7,419,719

The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	9

Condensed Consolidated Statement of Changes in Equity FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

	Contributed Equity US$	Share- Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$

Balance at July 1, 2022	29,782,268	12,985,856	(596,331)	(34,752,074)	7,419,719
Net loss for the period	-	-	-	(8,754,077)	(8,754,077)
Exchange differences arising on translation of foreign operations	-	-	(102,645)	-	(102,645)
Total comprehensive loss	-	-	(102,645)	(8,754,077)	(8,856,722)
Issue of shares - share placement	16,117,800	-	-	-	16,117,800
Issue of shares - exercise of options	194,205	(72,935)	-	-	121,270
Issue of shares - conversion of RSUs	167,487	(167,487)	-	-	-
Share issue costs	(1,347,128)	354,788	-	-	(992,340)
Share-based payment expense	-	1,566,231	-	-	1,566,231
Balance at December 31, 2022	44,914,632	14,666,453	(698,976)	(43,506,151)	15,375,958

Balance at July 1, 2021	10,255,369	4,738,007	(2,419)	(13,230,837)	1,760,120
Net loss for the period	-	-	-	(10,562,155)	(10,562,155)
Exchange differences arising on translation of foreign operations	-	-	(232,068)	-	(232,068)
Total comprehensive loss	-	-	(232,068)	(10,562,155)	(10,794,223)
Issue of shares - share placement	17,604,000	-	-	-	17,604,000
Issue of shares - exercise of options	2,239,216	(92,479)	-	-	2,146,737
Share issue costs	(428,812)	-	-	-	(428,812)
Share-based payment expense	-	4,764,135	-	-	4,764,135
Balance at December 31, 2021	29,669,773	9,409,663	(234,487)	(23,792,992)	15,051,957

The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	10

Condensed Consolidated Statement of Cash Flows FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

	Note	Six Months Ended December 31, 2022 US$	Six Months Ended December 31, 2021 US$

Cash flows from operating activities
Payments to suppliers and employees		(7,625,235)	(5,892,972)
Interest received		46,412	14,716
Interest paid		(12,137)	(22,688)
Net cash flows used in operating activities		(7,590,960)	(5,900,944)

Cash flows from investing activities
Purchase of exploration and evaluation assets	4	(418,200)	(380,975)
Purchase of property, plant and equipment	5	(1,179,703)	(113,890)
Purchase of financial assets		-	(250,000)
Net cash flows used in investing activities		(1,597,903)	(744,865)

Cash flows from financing activities
Proceeds from issue of shares		16,239,070	19,750,737
Share issue costs		(992,340)	(428,812)
Repayment of borrowings		(2,751)	-
Payment of principal portion of lease liabilities		(338,366)	(26,626)
Net cash flows from financing activities		14,905,613	19,295,299

Net increase in cash and cash equivalents		5,716,750	12,649,490
Net foreign exchange differences		49,225	(91,036)
Cash and cash equivalents at the beginning of the period		5,672,551	1,697,905
Cash and cash equivalents at the end of the period		11,438,526	14,256,359

The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	11

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

1.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Corporate information

IperionX Limited (“IperionX” or “Company”) is a for-profit company limited by shares, incorporated and domiciled in Australia. Our registered office is located at Level 9, 28 The Esplanade, Perth, Western Australia, 6000. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.

The principal activities of the Group during the six months ended December 31, 2022 consisted of the exploration and development of minerals and metals in the United States.

The unaudited interim condensed consolidated financial statements of IperionX and its subsidiaries (the “Consolidated Entity” or the “Group”) for the six months ended December 31, 2022 (the “Interim Financial Statements”) were authorised for issue in accordance with a resolution of the Directors on March 14, 2023.

Basis of preparation

The Interim Financial Statements have been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001. The preparation of the Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from those estimates.

The Interim Financial Statements do not include all the notes of the type normally included in annual financial statements and are not necessarily indicative of the results of operations and cash flows expected for the year ended June 30, 2023.  Accordingly, the Interim Financial Statements are to be read in conjunction with the annual consolidated financial statements of the Group for the year ended June 30, 2022. In the opinion of management, the accompanying Interim Financial Statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial results of such period. The financial report has been prepared on a historical cost basis and is presented in United States dollars ($).

The accounting policies and methods of computation adopted in the preparation of the Interim Financial Statements are consistent with those adopted and disclosed in the annual consolidated financial statements of the Group for the year ended June 30, 2022, except as disclosed below. These accounting policies are consistent with Australian Accounting Standards.

Going concern

The interim financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

The Group had net cash outflows from operating and investing activities of US$9,188,863 for the six months ended December 31, 2022 (December 31, 2021: US$6,645,809). At December 31, 2022, the Group had cash and cash equivalents of US$11,438,526 (December 31, 2021: US$14,256,359).

The ongoing operation of the Group remains dependent upon raising further additional funding from shareholders or other parties. In light of the future expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium metal technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s exploration, appraisal, and pilot activities are ultimately successful, additional funds will be required to develop the Group’s titanium metal technologies and exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and pilot activities or relinquish rights to certain of its interests.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	12

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 (continued)
1.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Going concern (continued)

As a result of these matters, there is a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Directors are confident that the Group will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate.

Comparative information

The Group has updated the classification of expenses to make the Statement of Profit or Loss and other Comprehensive Income more relevant to users of the financial statements. This has resulted in the reclassification of some expenses in the prior period, however, has not impacted the reported loss for the prior period or earnings per share.

New standards, interpretations and amendments

In the current period, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2022.

The new standards have not had a material effect on the Group’s financial statements.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.          SEGMENT INFORMATION

AASB 8 Operating Segments requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being exploration and development of minerals and metals in the United States.

3.          DIVIDENDS PAID OR PROVIDED FOR

No dividend has been paid or provided for during the six months ended December 31, 2022 (December 31, 2021: nil).

4.          EXPLORATION AND EVALUATION ASSETS

Titan Project US$
December 31, 2022
Carrying value at July 1, 2022	2,431,229
Additions	418,200
Carrying amount at December 31, 2022 (1)	2,849,429

June 30, 2022
Carrying value at July 1, 2021	504,750
Additions	1,926,479
Carrying amount at June 30, 2022 (1)	2,431,229

Notes:

(1)	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	13

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 (continued)
5.          PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment US$	Right-of-use assets US$	Total US$
December 31, 2022
Carrying value at July 1, 2022	922,118	465,868	1,387,986
Additions	1,179,703	950,537	2,130,240
Depreciation	(33,802)	(115,325)	(149,127)
Carrying amount at December 31, 2022	2,068,019	1,301,080	3,369,099
- at cost	2,136,508	1,543,876	3,680,384
- accumulated depreciation	(68,489)	(242,796)	(311,285)

June 30, 2022
Carrying value at July 1, 2021	65,858	473,761	539,619
Additions	889,988	140,188	1,030,176
Lease modifications	-	(28,375)	(28,375)
Depreciation	(33,728)	(119,706)	(153,434)
Carrying amount at June 30, 2022	922,118	465,868	1,387,986
- at cost	956,805	593,339	1,550,144
- accumulated depreciation	(34,687)	(127,471)	(162,158)

6.          TRADE AND OTHER PAYABLES

	December 31, 2022 US$	June 30, 2022 US$
Current
Trade payables	357,937	1,677,757
Accruals	395,508	196,450
Employee benefits	714,826	25,141
Total trade and other payables	1,468,271	1,899,348

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	14

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 (continued)
7.          LOANS AND BORROWINGS

	December 31, 2022 US$	June 30, 2022 US$
Current
Lease liabilities	358,112	128,653
Other loans and borrowings	5,748	5,594
Total current loans and borrowings	363,860	134,247

Non-current
Lease liabilities	760,633	377,920
Other loans and borrowings	27,958	30,863
Total non-current loans and borrowings	788,591	408,783

Total loans and borrowings	1,152,451	543,030

8.          CONTRIBUTED EQUITY

Issued capital

	December 31, 2022 US$	June 30, 2022 US$
171,225,492 ordinary shares (June 30, 2022: 140,288,491)	44,914,632	29,782,268
	44,914,632	29,782,268

Movements in issued capital

	No. of Ordinary Shares	No. of Class A Performance Shares	No. of Class B Performance Shares	US$
December 31, 2022
Opening balance at July 1, 2022	140,288,491	19,800,000	19,800,000	29,782,268
Issue of shares - share placement	30,000,000	-	-	16,117,800
Issue of shares - exercise of options	737,000	-	-	194,205
Conversion of RSUs	200,001	-	-	167,487
Share issue costs	-	-	-	(1,347,128)
Closing balance at December 31, 2022	171,225,492	19,800,000	19,800,000	44,914,632

December 31, 2021
Opening balance at July 1, 2021	105,105,787	19,800,000	19,800,000	10,255,369
Issue of shares - share placement	20,000,000	-	-	17,604,000
Issue of shares - exercise of options	14,382,704	-	-	2,239,216
Share issue costs	-	-	-	(428,812)
Closing balance at December 31, 2021	139,488,491	19,800,000	19,800,000	29,669,773

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	15

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 (continued)
9.          RESERVES

Reserves

	December 31, 2022 US$	June 30, 2022 US$
Share based payments reserve	14,666,453	12,985,856
Foreign currency translation reserve	(698,976)	(596,331)
Total reserves	13,967,477	12,389,525

Movements share based payments reserve

	No. of Listed Options	No. of Unlisted Options	No. of Performance Rights	No. of RSUs	US$
December 31, 2022
Opening balance at July 1, 2022	-	23,824,000	27,620,000	600,000	12,985,856
Grant of employee incentive securities	-	424,372	1,135,000	424,372	-
Exercise of options	-	(737,000)	-	-	(72,935)
Conversion of RSUs	-	-	-	(200,001)	(167,487)
Grant of options to advisor	-	1,000,000	-	-	354,788
Share-based payments expense	-	-	-	-	1,566,231
Closing balance at December 31, 2022	-	24,511,372	28,755,000	824,371	14,666,453

December 31, 2021
Opening balance at July 1, 2021	12,624,214	25,800,000	16,325,000	-	4,738,007
Grant of employee incentive securities	-	600,000	8,990,000	600,000	-
Exercise of options	(12,606,704)	(1,776,000)	-	-	(92,479)
Expiry of options	(17,510)	-	-	-	-
Share-based payment expense	-	-	-	-	4,764,135
Closing balance at December 31, 2021	-	24,624,000	25,315,000	600,000	9,409,663

10.          SUBSIDIARIES

		Equity Interest
Country of Incorporation		December 31, 2022%	June 30, 2022%
IperionX Inc.	USA	100%	100%
IperionX Critical Minerals, LLC	USA	100%	100%
IperionX Technology, LLC	USA	100%	100%
Hyperion Metals (Australia) Pty Ltd	Australia	100%	100%
Calatos Pty Ltd, LLC	USA	100%	100%

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	16

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 (continued)
11.          CONTINGENT ASSETS AND LIABILITIES

Titan Project
At December 31, 2022, the Group had entered into exclusive option agreements with local landowners in Tennessee, United States, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, approximately 11,071 acres of surface property and the associated mineral rights from the local landowners. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.
Blacksand
At December 31, 2022, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand Technology, LLC (“Blacksand”). Blacksand holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. IperionX can exercise its option any time prior to 31 December 2024 (“Option Period”). As consideration for the option, IperionX shall make option payments to Blacksand totalling US$6,000,000 during the Option Period (US$1,500,000 payable in each of January 2023, July 2023, January 2024 and July 2024). If IperionX chooses to exercise its option, IperionX shall pay Blacksand: (1) any option payments that have not been paid at the date of exercise; and (2) an additional US$6,000,000. Subject to shareholder approval, IperionX may elect to satisfy 30% of the total purchase price through the issue of shares in IperionX. IperionX shall also commit to donate US$1,000,000 to establish an endowed chair professorship at the University of Utah in Dr. Fang’s name. If net sales from the acquired assets exceed US$300,000,000, then IperionX shall pay Blacksand a royalty equal to 0.5% of net sales in excess of US$300,000,000 for the life of the licensed patents. If IperionX chooses not to exercise its option, IperionX retains options to licence key technologies from Blacksand, including HAMR and GSD technologies that can produce low-cost and low-carbon titanium metal, for consideration comprising a license fee and a royalty.

12.          SUBSEQUENT EVENTS AFTER BALANCE DATE

(a)
On January 18, 2023, IperionX announced that it was the winner of the U.S. Department of Defense’s National Security Innovation Network (“NSIN”) Air Force Research Laboratory (“AFRL”) Grand Challenge contract. The winner of the Grand Challenge is eligible for a contract award up to US$500,000 across four phases.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	17

Directors' Declaration
In accordance with a resolution of the Directors of IperionX Limited, I state that:

In the opinion of the Directors:

(a)	the attached financial statements and notes are in accordance with the Corporations Act 2001, including:

(i)	section 304 (compliance with accounting standards and Corporations Regulations 2001); and

(ii)	section 305 (true and fair view); and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

ANASTASIOS (TASO) ARIMA
CEO & Managing Director

March 14, 2023
IperionX Limited Financial Report for the Six Months Ended December 31, 2022	18

Independent Auditor’s Review Report

Independent auditor's review report to the members of IperionX Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of IperionX Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the Condensed Consolidated Statement of Financial Position as at 31 December 2022, the Condensed Consolidated Statement of Changes in Equity, Condensed Consolidated Statement of Cash Flows and Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the half-year ended on that date, significant accounting policies and explanatory notes and the directors' declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of IperionX Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group's financial position as at 31 December 2022 and of its performance for the half-year ended on that date

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Material uncertainty relating to going concern

We draw attention to Note 1 in the interim financial report, which indicates that the Group had net cash outflows from operating and investing activities of $9.2 million during the half year ended 31 December 2022, and is dependent upon raising further additional funding from shareholders or other parties for the ongoing operation of the Group. These conditions, along with other matters set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

PricewaterhouseCoopers, ABN 52 780 433 757
Brookfield Place, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840
T: +61 8 9238 3000, F: +61 8 9238 3999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	19

Independent Auditor’s Review Report (continued)

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

Auditor's responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group's financial position as at 31 December 2022 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

Craig Heatley	Perth
Partner	14 March 2023

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	20

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this document that relates to Exploration Results, Mineral Resources, Production Targets, Process Design, Mine Design, Cost Estimates, and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Production Target, and related forecast financial information derived from the Production Target included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	21